Free Writing Prospectus Filed Pursuant to Rule 433

To Prospectus dated November 5, 2020

Preliminary Prospectus Supplement dated April 26, 2022

Registration Statement File No. 333-249877

ANTHEM, INC.

Offering of:

$600,000,000 4.100% Notes due 2032 (the “2032 Notes”)

$700,000,000 4.550% Notes due 2052 (the “2052 Notes”)

Pricing Term Sheet dated

April 26, 2022

The information in this pricing term sheet relates to the Offering and should be read together with the preliminary prospectus supplement dated April 26, 2022 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and the related base prospectus dated November 5, 2020, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (Registration Statement File No. 333-249877). Terms used but not defined herein, with respect to the Offering, have the meanings ascribed to them in the Preliminary Prospectus Supplement.

Company	Anthem, Inc., an Indiana corporation

Ratings*	Baa2 / A / BBB (Moody’s / S&P / Fitch)

Pricing Date	April 26, 2022

Trade Date	April 26, 2022

Settlement Date	April 29, 2022 (T+3)

Aggregate Principal Offering Amount	$600,000,000 for the 2032 Notes $700,000,000 for the 2052 Notes

Maturity Date	May 15, 2032 for the 2032 Notes May 15, 2052 for the 2052 Notes

Coupon (Interest Rate)	4.100% for the 2032 Notes 4.550% for the 2052 Notes

Price to Public (Issue Price)	99.770% of the principal amount for the 2032 Notes 99.462% of the principal amount for the 2052 Notes

Yield to Maturity	4.128% for the 2032 Notes 4.583% for the 2052 Notes

Spread to Benchmark Treasury	T + 135 basis points for the 2032 Notes T + 170 basis points for the 2052 Notes

Benchmark Treasury	1.875% due February 15, 2032 for the 2032 Notes 1.875% due November 15, 2051 for the 2052 Notes

Benchmark Treasury Price / Yield	92-09+ / 2.778% for the 2032 Notes 80-01+ / 2.883% for the 2052 Notes

Interest Payment Dates	May 15 and November 15, commencing November 15, 2022 for the 2032 Notes. May 15 and November 15, commencing November 15, 2022 for the 2052 Notes.

Optional Redemption Provisions

For the 2032 Notes: Prior to February 15, 2032 (the date that is three months prior to the maturity date), make-whole call at Treasury rate plus 25 basis points; par call at any time on or after February 15, 2032.

For the 2052 Notes: Prior to November 15, 2051 (the date that is six months prior to the maturity date), make-whole call at Treasury rate plus 30 basis points; par call at any time on or after November 15, 2051.

Denomination	$1,000 and integral multiples of $1,000 in excess thereof

Day Count Convention	30/360

Payment Business Days	New York

CUSIP/ISIN Number	036752 AT0 / US036752AT01 for the 2032 Notes 036752 AU7 / US036752AU73 for the 2052 Notes

Joint Book-Running Managers	Morgan Stanley & Co. LLC Wells Fargo Securities, LLC Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC Mizuho Securities USA LLC U.S. Bancorp Investments, Inc.

Senior Co-Managers	Barclays Capital Inc. BofA Securities, Inc. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC PNC Capital Markets LLC Truist Securities, Inc.

Junior Co-Managers	BNY Mellon Capital Markets, LLC Huntington Securities, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the notes will be made against payment thereof on or about April 29, 2022, which will be the third business day following the date of the pricing of the notes (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date hereof will be required, by virtue of the fact that the notes will initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates (File No. 333-249877). Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the Offering will arrange to send you the base prospectus and the Preliminary Prospectus Supplement if you request them by calling Morgan Stanley & Co. LLC at 1-866-718-1649 or Wells Fargo Securities, LLC at 1-800-645-3751.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying base prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying base prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying base prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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